                                  UNITED STATES
                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.10)*

                               WAYNE BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    944291103
  ------------------------------------------------------------------------------
                                 (CUSIP Number)

     Richard Whitman, c/o The Benchmark Company, Inc., 750 Lexington Avenue,
                               New York, NY 10022
                                 (212) 421-4080
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 17, 1998
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(f) or (g), check the following box --.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746(12-91)

     The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996, Amendment #3 filed on October 15, 1996, Amendment #4 filed on December 23, 1996, Amendment #5 filed on February 27, 1997, Amendment #6 filed on May 29, 1997, Amendment #7 filed on December 18, 1997, Amendment #8 filed on January 20, 1998 and Amendment #9 filed on January 28, 1998 on behalf of Seidman and Associates, L.L.C.
("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, L.P. ("SIP"), Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman"), Lorraine Di Paolo, Individually ("Di Paolo") and Dennis Pollack, Individually ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Wayne Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

         Item 2 is amended as follows:

         (a) Brant Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Executive Vice President, Mack-Cali Real Estate Corporation (Public REIT)
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Jonna Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Rose Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.
         (a) Christopher Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Part-Time Musician
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) John R. Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Executive Vice President, Mack-Cali Real Estate Corporation (Public REIT)
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Angela Cali Kloby
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Joanne Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

     Seidcal & Associates, LLC ("Seidcal") is a Member of SAL and SAL II. All of the above individuals are the Members of Seidcal.

     *During the last five years none of the above-named individuals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       Source or Amount of Funds of Other Consideration

SAL owns 23,701 shares of the Issuer and SAL II owns 53,425 shares. None of the above individuals own any shares personally, but may be deemed to have a beneficial interest in the shares of the Issuer owned by SAL and SAL II because they are members of Seidcal. The purchase of Common Stock by SAL and SAL II were in margin accounts carried by Bear Stearns Securities Corp. In addition to the Common Stock of the Issuer, SAL and SAL II owns other securities in these accounts. This extension of credit was extended in the ordinary course of business. As of February 17, 1998, SAL has a margin balance of $95,022.43 and SAL II has no margin balance.

4.       Purpose of Transaction

Amendment No. 10 is being filed to describe information concerning Seidcal.

In addition, in connection with the refusal by Wayne Bancorp, Inc. to provide certain members of the Committee To Preserve Shareholder Value with its shareholder lists, on February 24, 1998, Judge Amos C. Saunders of the Superior Court of New Jersey, Chancery Division, Passaic County, ordered Wayne Bancorp, Inc. to provide by no later than 4:00 P.M. on February 25, 1998, the shareholder of record list of Wayne Bancorp, Inc., in paper and magnetic form, plus, to the extent they exist, the NOBO, CEDE and Philadep lists, reflecting beneficial ownership as of the record date of February 12, 1998.

5.       Interest in Securities of the Issuer.

There have been no purchases or sales in the securities of the Issuer since the filing by the Reporting Persons of Amendment No. 7 to the Schedule 13D.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dennis Pollack is a director of Wayne Bancorp, Inc. ("Bancorp") and Wayne Savings Bank, F.S.B. ("Bank")(Bancorp and the Bank are collectively referred to as "Wayne"). On January 27, 1998, when Mr. Pollack tried to attend the regular monthly meeting of Wayne's Board of Directors, the doors to Wayne's main executive office building were locked, and Mr. Pollack was prevented from attending the Board meeting. On the next morning, January 28, 1998, Harold P. Cook, III, Chairman of the Board and Chief Executive Officer of Bancorp, advised Mr. Pollack that the previous evening, the Board had voted to revoke the grant of 3,347 shares of Wayne stock and the grant of options to purchase 8,367 shares of Wayne stock that had been previously approved unanimously by Wayne's Board (with Mr. Pollack abstaining) at its August 26, 1997 meeting. The minutes from such meeting read as follows:

                 In the matter of Dennis Pollack, the Board awarded 3,347 grants and 8,367 options which are the same awards received by each Director. Such awards would vest over five years at a strike price as the day he was elected to the board.
                 This award shall be subject to approval of the shareholders at the next annual meeting and the Company's counsel, Muldoon, Murphy & Faucette. This award was moved by David Collins, seconded by Ronald Higgins and passed with all Directors voting yes except Dennis Pollack who abstained.


The grants to the other directors of Wayne were made pursuant to Wayne's Stock-Based Incentive Plan ("Plan"). Following such meeting, Muldoon forwarded a memorandum dated September 5, 1997 to Ms. Johanna O'Connell, President and Chief Executive Officer of the Bank, which analyzed whether the grants to Mr. Pollack were permissible under governing law and whether stockholder approval was required, and concluded that governing law and the terms of the Plan did not prohibit the grants, but regulatory requirements and Nasdaq listing requirements might make stockholder approval desirable.

Mr. Cook told Mr. Pollack on January 28, 1998 that the decision to revoke the grants was taken at the direction of Wayne's new outside counsel, Samuel J. Malizia, who replaced Muldoon. Mr. Pollack's counsel advised Wayne's counsel on January 29th and February 3rd as to why Wayne's Board's actions appeared to be improper, unfair and a breach of Wayne's obligations to Mr. Pollack on which he had relied for more than five months in serving as a director. By letter dated February 4, 1998, Mr. Pollack advised Mr. Cook and Ms. O'Connell of the same and stated that he did not believe that the Board had a right to revoke its grants of stock and stock options and the Company was required to present such grants to the stockholders of the Company for approval at the next annual meeting of stockholders.

By letter dated February 9, 1998, Mr. Malizia wrote to Mr. Pollack in response to Mr. Pollack's February 4, 1998 letter and stated that:

                  . . .it is the Board's position that there is no obligation of the Board to grant stock awards or to seek stockholder approval.

                  Furthermore, any grant of stock options and/or restricted shares to you raises several regulatory and contractual issues. The Board will be happy to listen to your request on this matter at the next board meeting.

Mr. Malizia's letter makes no reference to (1) the unanimous action taken by Wayne's Board on August 26, 1997, (2) the Muldoon September 5, 1997 memorandum or (3) what regulatory and contractual issues purportedly exist. Wayne's preliminary proxy materials for its 1998 annual meeting of stockholders, which were filed with the Securities and Exchange Commission of February 17, 1998, do not include such matter for consideration at such stockholders meeting.


        Material to be filed as Exhibits

         Exhibit A         Amended and Restated Agreement of
                           Limited Partnership of Seidman
                           Investment Partnership, L.P.,
                           and Amendment #1 to Limited
                           Partnership Certificate of Seidman
                           Investment Partnership, L.P.

         Exhibit B         Operating Agreement for Seidman and
                           Associates , LLC.

         Exhibit C         Operating Agreement for Seidman and Associates
                           II, LLC

         Exhbiit D         Seidman's Letter Agreements with Clients

                           Jeffrey Greenberg
                           Steven Greenberg

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 20, 1998                               ss/Richard Whitman
   Date                                          Richard Whitman, President
                                                 The Benchmark Company,Inc.

 February 24, 1998                               ss/Dennis Pollack
   Date                                          Dennis Pollack, Individually


 February 20, 1998                               ss/Brant Cali
   Date                                          Brant Cali, Member
                                                 Seidcal & Associates, LLC

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

     In addition the undersigned hereby appoints Richard Whitman as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 20, 1998

 February 20, 1998                               ss/Richard Whitman
   Date                                          Richard Whitman, President
                                                 The Benchmark Company,Inc.

 February 24, 1998                               ss/Dennis Pollack
   Date                                          Dennis Pollack, Individually


 February 20, 1998                               ss/Brant Cali
   Date                                          Brant Cali, Member
                                                 Seidcal & Associates, LLC